NEWS RELEASE

 Lithium Argentina Announces 2025 Production Results
for Cauchari-Olaroz and Leadership Updates

January 6, 2026 - Zug, Switzerland: Lithium Argentina AG ("Lithium Argentina" or the "Company") (TSX: LAR) (NYSE: LAR) today announced preliminary 2025 operational results for the Cauchari-Olaroz lithium brine operation ("Cauchari-Olaroz") in Jujuy, Argentina. Cauchari-Olaroz delivered strong and consistent operating performance through 2025, achieving production at the high end of annual guidance and record quarterly production in the fourth quarter.

2025 Operational Highlights:
  Achieved high-end of 2025 production guidance. Full-year 2025 production totaled approximately 34,100 tonnes of lithium carbonate[i], within guidance of 30,000 - 35,000 tonnes.
  Record fourth quarter production. Fourth quarter 2025 production reached approximately 9,700 tonnes, with an average operating rate of 97% nameplate capacity.
  Cash operating costs[ii] expected to be below $6,000 per tonne. Fourth quarter 2025 cash operating costs are expected to be below $6,000 per tonne of lithium carbonate sold compared to $6,285 per tonne during the third quarter 2025, reflecting continued operational optimization and higher production volumes.
  Strong year-end financial position. In the fourth quarter, the Cauchari-Olaroz operation is expected to reduce net debt by $26 million with $15 million distributed to both Ganfeng and Lithium Argentina and over $150 million in liquidity from cash and available undrawn debt facilities.
  Stage 2 RIGI application submitted. In December, Cauchari-Olaroz submitted environmental permit and RIGI[iii] applications for a Stage 2 expansion of 45,000 tpa of lithium carbonate production capacity. In addition, the RIGI application for the Pozuelos-Pastos Grandes ("PPG") project is being finalized and expected to be submitted during the first quarter of 2026.

"The performance achieved at Cauchari-Olaroz in 2025 represents a significant milestone, reflecting the successful establishment of Argentina's largest lithium operation and another year of disciplined execution across the organization," said Sam Pigott, Chief Executive Officer of Lithium Argentina. "Strong production through the fourth quarter, together with continued cost reductions, highlights the increasing operational maturity of the business and positions us well for the next stage of growth as we advance Stage 2 at Cauchari-Olaroz and progress the PPG project."

Lithium Argentina will provide additional discussion and analysis regarding its full-year and Q4 2025 results when the Company reports its quarterly and full-year results in March 2026.

NEWS RELEASE

 Lithium Argentina Announces 2025 Production Results
for Cauchari-Olaroz and Leadership Updates

Leadership Updates

The Company also announced leadership updates reflecting the continued strengthening of its governance and management structure. Alec Meikle has been promoted to President with responsibility for executing the Company's strategic plan, leading corporate development, overseeing capital-markets activities and managing key external relationships.

In addition, John Kanellitsas will transition from Executive Chairman to Chairman of the Board, where he will continue to provide Board and Committee leadership and focus on long-term strategy and industry partnerships.

"Alec Meikle's promotion to President formally reflects the strong and effective working relationship he and Sam Pigott have developed, built on complementary skill sets and a shared commitment to long-term value creation for Lithium Argentina shareholders," said John Kanellitsas. "These organizational changes strengthen governance, clarify roles and position the Company for continued success. I look forward to supporting Sam, Alec and the entire team as we continue building a world-class lithium company."

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng operates the Cauchari-Olaroz lithium brine operation in the Jujuy province of Argentina and is advancing PPG in the Salta province of Argentina. Lithium Argentina currently trades on the TSX and on the NYSE under the ticker "LAR".

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: kelly.obrien@lithium-argentina.com

Website: http://www.lithium-argentina.com

NEWS RELEASE

 Lithium Argentina Announces 2025 Production Results
for Cauchari-Olaroz and Leadership Updates

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" and "forward-looking statements" (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "target", "intend", "could", "might", "should", "believe", "scheduled", "implement" and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Forward-looking information in this news release include, without limitation, information with respect to the following matters or the Company's expectations relating to such matters:  preliminary fourth quarter 2025 operating cash costs; the status and timing of submission of the RIGI application in respect of the PPG Project; the timing and expected benefits of the leadership changes; the timing of when the Company will report its full-year 2025 and fourth quarter results; as well as any potential changes from the results reported in this news release.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company's actual results or performance to differ materially. This information reflects the Company's current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: current technological trends; the business relationship between the Company and Ganfeng; ability to fund its operations; the ability to operate in a safe and effective manner; uncertainties relating to obtaining and/or maintaining mining, exploration, development, environmental and other permits or approvals in Argentina; demand for lithium; impact of increasing competition in the lithium business, including the Company's competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; estimates costs for the project or operation; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; and the ability to achieve full production; and accuracy of budget and estimates. Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others:  risk that the Company may not be able to file the RIGI application in respect of the PPG Project and obtain the anticipated benefits  as anticipated, or at all, from the RIGI applications in respect of the PPG Project and Cauchari-Olaroz;  the operations may not operate and produce as planned; cost overruns; market prices affecting development of the operation; risks associated with co-ownership arrangements; risks with ability to successfully secure adequate financing if necessary; risks to the growth of the lithium markets; lithium prices; inability to obtain any future required governmental permits and that operations may be limited by government-imposed limitations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project or operation parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves;  geological or technical or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; restrictive covenants in debt instruments; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company's management discussion analysis and most recent Annual Report on Form 20-F, copies of which are available on SEDAR+ at www.sedarplus.ca

NEWS RELEASE

 Lithium Argentina Announces 2025 Production Results
for Cauchari-Olaroz and Leadership Updates

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.

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[i] Approximately 34,100 tonnes of lithium carbonate production is inclusive of 359 tonnes of lithium carbonate equivalent from lithium chloride concentrate produced and sold to Ganfeng in H1 2025 to support the start-up of Ganfeng's Mariana lithium project.

[ii] Cash operating costs includes all expenditures incurred at the site such as brine management, lithium plant processing, site and provincial office overheads and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Cash operating cost per tonne is a non-GAAP financial measure or ratio and does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. For definitions, purpose and reconciliations of these non-GAAP financial measures and ratios, please refer to the section titled "NON-IFRS AND OTHER FINANCIAL MEASURES" of the Company's Management Discussion and Analysis for the three and nine months end September 30, 2025, which section is incorporated by reference herein and as filed on the Company's website at www.lithium-argentina.com, on SEDAR+ at http://www.sedarplus.caand on EDGAR at www.sec.gov.

[iii] Argentina's Régimen de Incentivo para Grandes Inversiones (RIGI) is a government framework designed to attract large-scale investment by providing stable, long-term tax, regulatory and foreign exchange benefits.